Consolidated Annual Financial Statements

Cumberland Resources Ltd.

December 31, 2005

Management's Responsibility for Financial Reporting

The consolidated financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management.  The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles as set out in note 15.

The Audit Committee of the Board of Directors is composed of three Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The consolidated financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders.  The auditors’ report outlines the scope of their examination and their opinion on the consolidated financial statements.

Michael L. Carroll

         Kerry M. Curtis

Senior Vice President and

         President and Chief Executive Officer

Chief Financial Officer

Vancouver, Canada

March 30, 2006

AUDITORS’ REPORT

To the Shareholders of
Cumberland Resources Ltd.

We have audited the consolidated balance sheets of Cumberland Resources Ltd. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

March 22, 2006 (except as to note 16

Chartered Accountants

which is as of March 30, 2006)

Cumberland Resources Ltd.

CONSOLIDATED BALANCE SHEETS

(Canadian dollars)

As at December 31

	2005	2004
	$	$

ASSETS
Current
Cash and cash equivalents [note 3]	16,493,481	10,063,509
Short term investments [note 3]	11,419,988	27,062,928
Accounts receivable	450,897	391,715
Prepaid expenses	411,005	384,541
Total current assets	28,775,371	37,902,693

Mineral property interests [note 4]	8,289,214	8,246,083
Capital assets, net [note 6]	5,777,706	4,676,302
Reclamation deposit [note 11(b)]	630,000	605,000
Investments in public companies [note 13]	—	89,205
	43,472,291	51,519,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,122,700	532,949
Current portion of capital leases [note 7]	197,088	358,578
Total current liabilities	1,319,788	891,527

Accrued site closure costs [note 8]	475,603	443,759
Capital leases [note 7]	—	197,088
Commitments and contingencies [note 11]

Shareholders’ equity
Share capital [note 9]	112,565,733	112,404,856
Contributed surplus [note 9[e]]	4,535,091	3,313,940
Deficit	(75,423,924)	(65,731,887)
Total shareholders’ equity	41,676,900	49,986,909
	43,472,291	51,519,283

See accompanying notes to consolidated financial statements

On behalf of the Board:

Director

Director

Cumberland Resources Ltd.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

Years ended December 31

	2005	2004	2003
	$	$	$

REVENUE
Option receipts [note 4[c][v]]	500,000	500,000	500,000
Interest and other revenue	854,779	943,801	1,014,964
Gain on investments in public companies [note 13[a]]	1,049,939	1,555,409	41,113
	2,404,718	2,999,210	1,556,077

EXPENSES
Exploration and development costs [note 5]	7,667,949	9,040,483	11,518,663
Employee compensation	828,566	613,997	473,704
Stock-based compensation [note 9[d]]	1,117,671	1,900,013	1,481,612
Public and investor relations	530,216	324,330	447,003
Office and miscellaneous	456,526	476,240	449,454
Legal, audit and accounting	218,739	303,602	257,766
Project financing	553,151	—	—
Other fees and taxes	107,851	191,421	211,013
Insurance	476,224	484,831	66,100
Depreciation and amortization	53,840	82,150	25,762
Accrued site closure costs - accretion expense [note 8]	39,544	31,759	10,119
Interest expense on capital leases	46,478	81,927	49,320
	12,096,755	13,530,753	14,990,516

Net loss for the year	9,692,037	10,531,543	13,434,439
Deficit, beginning of year	65,731,887	55,205,622	39,836,296
Share issue costs	—	(5,278)	1,934,887
Deficit, end of year	75,423,924	65,731,887	55,205,622

Loss per share – basic and diluted	$0.18	$0.19	$0.30

Weighted average number of shares outstanding	55,000,199	54,539,310	45,497,756

See accompanying notes to consolidated financial statements

Cumberland Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian dollars)

Years ended December 31

	2005	2004	2003
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(9,692,037)	(10,531,543)	(13,434,439)
Add (deduct) items not affecting cash:
Depreciation and amortization	53,840	82,150	25,762
Exploration related amortization	118,419	185,500	293,878
Accrued site closure costs - accretion expense	39,544	31,759	10,119
Gain on investments in public companies	(1,049,939)	(1,555,409)	(41,113)
Stock-based compensation	1,117,671	1,900,013	1,481,612
Project financing costs [note 9(c)]	117,157	—	—

Net changes in non-cash working capital items:
Accounts receivable	(59,182)	239,979	(126,090)
Prepaid expenses	(26,464)	(316,668)	(1,223)
Accounts payable and accrued liabilities	589,751	(468,561)	331,961
Cash used in operating activities	(8,791,240)	(10,432,780)	(11,459,533)

FINANCING ACTIVITIES
Issuance of common shares	147,200	1,530,708	43,720,516
Share issue costs	—	5,278	(1,934,887)
Repayment of capital lease obligation	(358,578)	(323,139)	(315,415)
Cash (used in) provided by financing activities	(211,378)	1,212,847	41,470,214

INVESTING ACTIVITIES
Purchase of capital assets	(1,281,363)	(1,192,249)	(1,988,715)
Acquisition of mineral property interests	(43,131)	—	—
Short term investments, net	15,642,940	(4,919,935)	(4,955,301)
Reclamation deposit	(25,000)	(605,000)	—
Proceeds on sale of investments in public companies	1,139,144	1,730,609	56,708
Cash provided by (used in) investing activities	15,432,590	(4,986,575)	(6,887,308)

Increase (decrease) in cash and cash equivalents during year	6,429,972	(14,206,508)	23,123,373
Cash and cash equivalents, beginning of year	10,063,509	24,270,017	1,146,644
Cash and cash equivalents, end of year	16,493,481	10,063,509	24,270,017

Supplemental information:
Taxes paid	—	36,204	52,153
Interest paid	46,478	81,927	49,320

See accompanying notes to consolidated financial statements

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

1. NATURE OF BUSINESS

Cumberland Resources Ltd. (the “Company”) is engaged in the business of developing, exploring and acquiring mineral properties in Canada, with an emphasis on gold, and is in the process of exploring properties located in the Nunavut Territory in Northern Canada. The recoverability of amounts shown for mineral property interests in the Company’s balance sheet are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of its properties, the receipt of necessary permitting and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be a development stage enterprise as it has yet to generate significant revenue from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 15, these principles differ in certain material respects from those that the Company would have followed had the consolidated financial statements been prepared in accordance with United States generally accepted accounting principles.

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

c)   Exploration and development of mineral property interests

Exploration costs are expensed as incurred.  Development costs are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to implement a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

Mineral property acquisition costs are capitalized until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  Capitalized amounts (including capitalized development costs) are also written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value.  Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.

d)

Stock-based compensation

The Company has a stock-based compensation plan which is described in note 9(d).  The Company accounts for stock-based compensation, including stock options and warrants, using the fair value based method, as prescribed by CICA 3870 Stock-based Compensation and Other Stock-based payments.  Under this method, the fair value of the stock options and warrants at the date of grant is amortized over the vesting period, with the offsetting credit recorded as an increase in contributed surplus.  If the stock options or warrants are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

e)

Capital assets

Capital assets are carried at cost, less depreciation and amortization. Depreciation and amortization of capital assets, that have been placed in service, is calculated on a straight line basis over the following terms:

Exploration equipment	3 to 12 years
Computer equipment	3 to 4 years
Office equipment	3 to 6 years

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

f)

Investments in public companies

Investments in shares of companies in which the Company has a significant influence are accounted for by the equity method.  Other investments in public companies are carried at cost, less provisions for other than temporary declines in value.

g)

Accrued site closure costs

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. A corresponding increase in the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in its initial measurement at fair value. The amount of the liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

h)

Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

i)

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities.  Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures. The amount of these tax benefits are renounced to investors in accordance with Canadian tax legislation. The Company records issuances of flow-through shares by crediting share capital for the full value of cash consideration received.  The cost of the future tax benefits arising at the time that the Company renounces the eligible expenditures to the investors, is accounted for as a share issue cost.

In accordance with EIC-146 Flow-through shares, issued in March 2004, the Company records future income tax assets that are caused by the renouncement of tax benefits as a recovery of income tax expense.  For flow-through share issuances in previous years, the Company recognized these future income tax assets as share issue costs.

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

j)

Cash and cash equivalents

Cash equivalents includes those short-term money market instruments which have a remaining term to maturity of 90 days or less when acquired.

k)

Short-term investments

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances with terms to maturity of greater than 90 days but not more than one year.  Short-term investments are carried at the lower of cost or recoverable amount.

l)

Revenue recognition

Interest income on cash and cash equivalents and short-term investments is recognized as it is earned.

3. CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents includes cash balances of $1,141,335 and $15,352,146 of highly liquid Canadian dollar denominated investments in investment grade debt and banker's acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At December 31, 2005, these instruments were yielding a weighted average interest rate of 3.0% per annum.

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances with terms to maturity of greater than 90 days when acquired.  The counter-parties consist of financial institutions and the Canadian government.  At December 31, 2005, these instruments were yielding a weighted average interest rate of 2.7%, with maturities through October 20, 2006.

The fair market value of the Company’s cash and cash equivalents and short-term investments approximates their carrying values at December 31, 2005 and 2004.

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

4. MINERAL PROPERTY INTERESTS

The Company holds the following mineral property interests:

		Book value
	Ownership	2005	2004
	interest	$	$

Meadowbank [a]	100%	8,049,093	8,049,093
Others	100%	43,131	—
Joint ventures:
Meliadine East [b]	50%	—	—
Meliadine West [c]	22%	196,990	196,990
		8,289,214	8,246,083

[a]

Meadowbank

The Company acquired 60% of the mineral rights in Meadowbank, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera Mineral Inc. (“Asamera”) for consideration of $187,500. The remaining 40% was acquired from Comaplex Minerals Corporation (“Comaplex”) in 1997. In consideration for the remaining interest, the Company paid $3,200,000 in cash and issued 1,500,000 common shares and 1,500,000 warrants to purchase 750,000 additional shares until July 28, 1999 at $4.25 per share. These warrants have since expired.

[b]

Meliadine East

The Company acquired 50% of the mineral rights in Meliadine, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera. Comaplex is the owner of the remaining 50% interest.  In 1995, the Company and Comaplex divided the Meliadine mineral rights into East and West in order to option Meliadine West to WMC International Ltd. (“WMCIL”) [note 4[c]].  The Company and Comaplex retained the balance of the Meliadine property (Meliadine East) subject to a right of first refusal in favour of WMCIL.

[c]

Meliadine West

In 1995, the Company and Comaplex granted WMCIL an option to earn up to a 56% interest in the Meliadine West property.  Details of the agreement are as follows:

[i]

WMCIL has earned the right to a 56% interest in the Meliadine West property by funding the first $12.5 million of exploration and development costs. WMCIL has provided a non-recourse contingent loan to each of the Company and Comaplex for their proportionate share of all exploration and development costs in excess of the original $12.5 million. These contingent non-recourse loans will be repaid only if commercial production is achieved and will be repaid only out of production cash flow.

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

4. MINERAL PROPERTY INTERESTS (continued)

[ii]

As at December 31, 2005 the Company’s share of the contingent non-recourse loan balance was $17,216,767 [2004 - $15,121,045], including interest which compounds semi-annually at the prime rate and totals $4,590,561 [2004 - $3,896,205]. Cumberland has the option of early repayment of the contingent loan.

[iii]

During the payback period the Company will control the net revenue from the proceeds of sale of 6% of minerals produced from the properties and prepared for sale under the agreement. After the non-recourse loans have been paid, revenues will be divided among WMCIL, the Company, and Comaplex on a proportionate interest basis.

[iv]

At any time prior to 60 days after the date commercial production is achieved, WMCIL has the option to purchase an additional 4% interest in the property from the Company and Comaplex (2% each), for a cash payment of $4 million and thereby increase its interest to 60%.  In addition to the cash payment, the Company’s portion of the then outstanding non-recourse contingent loan will be reduced by an amount equal to 2% of the total costs incurred by WMCIL on the Meliadine West property.

[v]

In order to maintain its interest, WMCIL must make annual option payments to both the Company and Comaplex on January 1st of each year prior to commercial production. The payments began in 1995. In 2005, the Company received an option payment of $500,000 [2004 - $500,000].  The annual option payments increase to $1,500,000 in 2006.  Beginning in 2007, and for each year thereafter until commercial production is achieved, the annual option payment is adjusted for the change in the Consumer Price Index.

[vi]

In the event of termination of the agreement by WMCIL, WMCIL retains no interest in the mineral claims and the claims for the Meliadine West property are to be transferred back to the Company and Comaplex. No further cash payments by WMCIL will be required after termination and the non-recourse loan from WMCIL to the Company will be forgiven.

[vii]

On October 8, 2003 Comaplex announced that it had acquired WMCIL (Comaplex and WMCIL hereafter collectively referred to as the “Meliadine West Operator”).  The Meliadine West Operator continues to hold, subject to its obligations to the Company, the right to perfect a 78% interest in the Meliadine West project by financing 100% of the project to commercial production.

[viii]

On January 1, 2006, the Company received the annual option payment of $1,500,000 from the Meliadine West Operator [see note 4[c][v]].

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

5. EXPLORATION AND DEVELOPMENT COSTS

The following is a summary of exploration and development costs incurred by the Company:

	2005	2004	2003
	$	$	$

Meadowbank (100% interest):
Drilling	1,351,943	1,740,307	2,021,302
Transportation and freight	919,708	1,813,192	2,135,673
Contracts and personnel	921,584	1,239,684	1,814,679
Supplies and equipment	468,464	710,243	1,142,310
Other exploration costs	254,973	313,617	450,981
Environmental and permitting costs	2,566,831	1,732,749	1,769,786
Feasibility and engineering	928,822	1,400,532	1,900,258
	7,412,325	8,950,324	11,234,989

Meliadine East (50% interest):
Exploration costs	185,144	142,007	602,179
Recoveries from joint venture partner	(92,660)	(65,899)	(318,505)
	92,484	76,108	283,674

Other projects	163,140	14,051	—

Total exploration and development costs	7,667,949	9,040,483	11,518,663

Since the inception of the Meadowbank and Meliadine East projects, the Company has incurred $50,590,452 and $4,252,229 respectively, in exploration and development expenditures.  The Company’s 22% interest in Meliadine West is carried to production and the Company does not incur exploration expenditures on this property [see note 4[c]].

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

6. CAPITAL ASSETS

	Cost	Accumulated amortization	Net book value
	$	$	$

2005
Exploration equipment	1,408,823	983,304	425,519
Computer equipment	260,456	191,845	68,611
Office equipment	117,206	115,449	1,757
Construction in progress	5,281,819	—	5,281,809
	7,068,304	1,290,598	5,777,706

2004
Exploration equipment	1,408,823	864,885	543,938
Computer equipment	261,878	142,795	119,083
Office equipment	120,790	115,548	5,242
Construction in progress	4,008,039	—	4,008,039
	5,799,530	1,123,228	4,676,302

Construction in progress includes leased assets with a net book value of $980,000 [2004 - $980,000].  Exploration equipment includes leased assets with a net book value of $74,472 [2004 - $107,717], net of accumulated depreciation of $190,653 [2004 - $157,408].

7. CAPITAL LEASES

As at December 31, 2005 the Company has entered into capital lease agreements with a weighted average interest rate of 12.2%.  The obligation at December 31 is comprised as follows:
	2005	2004
	$	$

Total future lease payments	204,995	609,968
Less: interest	7,907	54,302
	197,088	555,666
Less: current portion	197,088	358,578
Long term portion of capital leases	—	197,088

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

8. ACCRUED SITE CLOSURE COSTS

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.

Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $475,603 at December 31, 2005 [2004 - $443,759] based on the expected payments of $1,168,526 [2004 - $1,081,404] to be made primarily in 2017, discounted at interest rates of 8.5% or 10.0% per annum.

The liability for accrued site closure costs is comprised as follows:
	2005	2004
	$	$

Accrued site closure costs, beginning of year	443,759	340,000
Additional liabilities incurred during the year	18,800	72,000
Change in estimated fair value	(26,500)	—
Accrued site closure costs - accretion expense	39,544	31,759
Accrued site closure costs, end of year	475,603	443,759

9. SHARE CAPITAL

a)

Common shares

At December 31, 2005 and 2004, the Company has an unlimited number of authorized common shares with no par value.  Common shares have been issued for the following consideration:

	Shares	Value
	#	$

Balance, December 31, 2002	39,118,349	67,085,948
Shares issued upon exercise of options	1,487,500	2,754,550
Shares issued upon exercise of warrants (i) and (ii)	2,616,895	6,665,965
Common shares issued (i)	10,000,000	31,000,000
Flow through shares issued (i)	1,000,000	3,300,000
Balance, December 31, 2003	54,222,744	110,806,463
Shares issued upon exercise of options	598,372	1,078,429
Shares issued upon exercise of warrants (i)	152,825	519,964
Balance, December 31, 2004	54,973,941	112,404,856
Shares issued upon exercise of options	170,500	160,877
Balance, December 31, 2005	55,144,441	112,565,733

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

9. SHARE CAPITAL (continued)

(i)

During the year ended December 31, 2003 the Company completed a bought-deal financing for 10,000,000 units for gross proceeds of $31,000,000 and 1,000,000 flow-through common shares for gross proceeds of $3,300,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each of the 5,000,000 whole warrants entitled the holder to subscribe for one additional common share at a price of $3.75 per share until July 29, 2004.  30,825 of these warrants were exercised in 2003, an additional 20,000 of these warrants were exercised in 2004, and the balance expired unexercised.  In conjunction with this common share issuance, 550,000 warrants were issued to the broker to purchase 550,000 shares of the Company on or before July 29, 2004 at an exercise price of $3.35 per share.  132,825 of these warrants were exercised in 2004 and the balance expired unexercised.

(ii)

During the year ended December 31, 2003, warrants to purchase 2,586,070 common shares were exercised at various exercise prices ranging from $0.85 to $3.00 per share.  These warrants were issued in connection with financings completed in 2001 and 2002.

b)

Flow-through shares

The flow-through shares issued in 2003 effectively pass on tax credits associated with Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. The entire amount of the flow-through share proceeds were renounced to the subscribers as tax benefits. The Company spent these proceeds on qualifying Canadian exploration activities during 2003 and 2004.  There are no unused flow-through proceeds at December 31, 2004 or 2005.

c)

Warrants

At December 31, 2005 the Company has warrants outstanding and exercisable to purchase 125,000 common shares (December 31, 2004 – Nil) at an exercise price of $2.48 until December 22, 2009.  These warrants were issued in to SG Corporate & Investment Banking (“SG CIB”) (a division of Societe Generale Group) in December 2005 as consideration for services performed under a pre-arranging advisory mandate.  Pursuant to the mandate, SG CIB has appointed an independent engineer to perform a technical audit of the project feasibility study and is arranging a syndicate of financial institutions as prospective underwriters and arrangers of the debt financing for the Meadowbank project.  The warrants issued to SG CIB had a fair value of $117,157 at the date of grant and this amount has been expensed as project financing costs on the Company’s statement of loss and deficit.

SG CIB is able to earn additional warrants to purchase a further 125,000 common shares of the Company upon the achievement of a future milestone outlined in the mandate agreement.  Warrants issued to SG CIB under this agreement would have an exercise price of 120% of the market price of the Company’s shares on the issue date, would vest immediately upon issue, and would expire four years after the issue date.

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

9. SHARE CAPITAL (continued)

d)

Stock options

Under the Company’s Incentive Share Option Plan of 1995 (as amended), options to purchase common shares of the Company may be granted to employees, non-employees and directors of the Company for terms up to ten years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant. Unvested options previously granted will be cancelled upon leaving the employ of the Company

At December 31, 2005 there are options outstanding and exercisable to issue 4,066,500 shares of the Company [December 31, 2004 – 3,268,628]. The price of these options ranges from $1.40 to $4.85 and their expiry dates range from April 5, 2007 to May 13, 2013. At December 31, 2005, 4,710,894 common shares were reserved for issuance pursuant to the employee incentive share option plan.

The following table summarizes information about the share options outstanding and exercisable at December 31, 2005:

	Outstanding			Exercisable
Range $	Total # of shares	Weighted average exercise price	Weighted average contract life remaining	Total # of shares	Weighted average exercise price

1.40 – 1.85	1,207,000	1.44	4.29	1,182,000	1.43
2.00 – 2.65	2,492,000	2.17	3.07	2,422,000	2.17
3.56 – 4.85	367,500	4.78	2.89	367,500	4.78
	4,066,500	2.19	3.42	3,971,500	2.19

Option activity for the three preceding years is as follows:

	Shares	Weighted average exercise price
	#	$

Options outstanding, December 31, 2002	3,050,000	1.81
Exercised	(1,487,500)	1.85
Granted	1,242,000	3.68
Options outstanding, December 31, 2003	2,804,500	2.62
Exercised	(598,372)	1.69
Granted	1,155,000	2.11
Expired	(60,000)	1.61
Cancelled	(32,500)	4.55
Options outstanding, December 31, 2004	3,268,628	2.38
Exercised	(170,500)	0.86
Granted	1,115,000	1.40
Expired	(146,628)	2.00
Options outstanding, December 31, 2005	4,066,500	2.19

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

9. SHARE CAPITAL (continued)

In the year ended December 31, 2005, the stock options granted had a weighted average fair value of $0.76 [2004 - $1.17, 2003 - $1.91].  Under the fair value method, the total fair value of stock compensation is amortized over the vesting period resulting in stock compensation expense of $1,117,671 for the year ended December 31, 2005 [2004 - $1,900,013, 2003 - $1,481,612].  The 2004 stock compensation expense includes $81,734 related to a repricing of 277,000 options held by non-insider employees.  These options had a weighted average exercise price of $4.73 which was repriced to $2.02, with no change to the vesting terms or expiry dates.

The fair value of stock options is estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2005	2004	2003

Expected option life	4.5 years	4.5 years	4.9 years
Expected volatility factor	64.9%	65.8%	59.0%
Risk-free interest rate	3.1%	4.0%	4.1%
Expected dividends	None	None	None

e)

Contributed surplus

Contributed surplus is comprised as follows:

$

Balance, December 31, 2002	-
Stock-based compensation expense (note 9(d))	1,481,612
Balance, December 31, 2003	1,481,612
Stock-based compensation expense (note 9(d))	1,900,013
Transfer to share capital for exercise of stock options	(67,685)
Balance, December 31, 2004	3,313,940
Stock-based compensation expense (note 9(d))	1,117,671
Fair value of warrants issued (note 9(c))	117,157
Transfer to share capital for exercise of stock options	(13,677)
Balance, December 31, 2005	4,535,091

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

10. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of December 31 are as follows:

	2005	2004
	$	$
Future tax assets:

Mineral property interests	11,107,000	11,397,000
Investment tax credits	1,312,000	705,000
Investments in public companies	90,000	178,000
Capital assets, including lease obligations	14,000	79,000
Asset retirement obligations	88,000	75,000
Share issue costs	368,000	628,000
Total future tax assets	12,979,000	13,062,000
Valuation allowance for future tax assets	(12,979,000)	(13,062,000)
Net future tax assets	—	—

At December 31, 2005, the Company has cumulative Canadian Exploration Expenses (CEE) of $41,977,000 [2004 - $41,600,000] and cumulative other resource pools of $178,000 [2004 - $468,000] to offset future taxable income.  In addition, the Company has $1,312,000 of available investment tax credits at December 31, 2005 [2004 - $705,000] to apply against future taxes payable.  These amounts  can be carried forward indefinitely and have been included in the calculation of the above future income tax assets.  However, these future tax assets have been offset by a full valuation allowance and are not recognized in the Company’s consolidated financial statements due to the uncertainty of realization.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 34.3% [2004 – 34.4%; 2003 – 34.4%] statutory tax rate, at December 31 is:

	2005	2004	2003
	$	$	$

Income taxes at statutory rates	(3,321,000)	(3,625,000)	(4,624,000)
Stock-based compensation not deductible	383,000	654,000	510,000
Change in valuation allowance	(83,000)	3,245,000	4,833,000
Adjustment related to tax audit of prior years	3,482,000	—	—
Investment tax credits	(462,000)	(315,000)	(147,000)
Non-taxable portion of capital gain	(453,000)	—	—
Share issue costs not deductible	—	2,000	(666,000)
Impact of change in tax rates on future income taxes	39,000	—	161,000
Other	415,000	39,000	(67,000)
	—	—	—

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

11. COMMITMENTS AND CONTINGENCIES

a)

As disclosed in note 4[c], the Company has a contingent loan balance which totals $17,216,767 as at December 31, 2005 [2004 - $15,121,045]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

b)

The Company has a $630,000 deposit at a financial institution that is serving as collateral for letters of credit that have been pledged in favour of the Kivalliq Inuit Association.  The deposit is bearing interest at market rates.  The deposit will be returned when the Company has satisfied its legal obligations with respect to site reclamation at the Meadowbank mineral property in Nunavut (see Note 8).

c)

The Company has committed to use certain third party mobile equipment between 2006 and 2007. Whereas the ultimate commitment amount will depend on usage, the maximum commitment amount is approximately $3.7 million.

d)

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Three of these agreements also provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future.  As of December 31, 2005, the estimated contingent payment with respect to such bonuses is approximately $1.3 million, none of which has been accrued.

e)

The Company is committed to future minimum annual rent payments under operating lease agreements as follows:

$

2006	204,267
2007	159,000

12. FINANCIAL INSTRUMENTS

The fair value of the Company’s short-term investments, receivables, reclamation deposit, accounts payable and accrued liabilities, and capital lease obligations approximates their respective carrying values at December 31, 2005 and 2004.

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

13. INVESTMENTS IN PUBLIC COMPANIES

a)

Eurozinc Mining Corporation

During the year-ended December 31, 2005 the Company sold its remaining 1,480,000 shares in Eurozinc Mining Corporation for proceeds of $1,138,848 [2004 - $1,730,609, 2003 - $57,113], resulting in a gain on sale of $1,050,048 [2004 - $1,555,409, 2003 - $41,113].

The Company has no remaining investment in Eurozinc at December 31, 2005.  At December 31, 2004 the book value of the Company’s investment in Eurozinc was $88,800.

b)

Lithic Resources Ltd.

At December 31, 2005, the Company holds a 7.7% interest in Lithic Resources Ltd.  The quoted market value of these shares at December 31, 2005 is $306,404 (1,392,744 shares at $0.22 per share).  This amount may not be reflective of what the Company would realize on liquidation of its investment.

14. SEGMENTED INFORMATION

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties.  All mineral property interests and capital assets are located in Canada.  All of the Company’s revenues are derived from Canadian sources.

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

15. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Had the Company followed U.S. GAAP, certain items on the consolidated statements of loss and deficit, and consolidated balance sheets would have been reported as follows:

Consolidated statements of loss and deficit -	2005 $	2004 $	2003 $

Revenue	2,485,380	3,158,354	1,970,611
Exploration and development costs	(7,667,949)	(9,040,483)	(11,518,663)
Other expenses	(4,428,806)	(4,490,270)	(3,471,853)
Net loss, before change in accounting policy	(9,611,375)	(10,372,399)	(13,019,905)
Cumulative effect of change in accounting policy [b]	—	—	240,084
Net loss	(9,611,375)	(10,372,399)	(12,779,821)
Reconciliation: Net loss, Canadian GAAP Adjustments to:	(9,692,037)	(10,531,543)	(13,434,439)
Site closure costs [b]	—	—	240,084
Gain on investment in Eurozinc [c]	80,662	159,144	14,534
Premium received on flow-through shares [d]	—	—	400,000
Net loss, US GAAP	(9,611,375)	(10,372,399)	(12,779,821)
Comprehensive loss [c], [g]	(10,541,745)	(10,902,746)	(11,453,706)
Net loss per share (U.S. GAAP, basic and diluted)	$0.17	$0.19	$0.28

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

15. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Consolidated balance sheets -	December 31, 2005		December 31, 2004
	Canadian basis $	U.S. basis $	Canadian basis $	U.S. basis $
Assets
Current assets	28,775,371	28,775,371	37,902,693	37,902,693
Mineral property interests [a]	8,289,214	8,933,509	8,246,083	8,890,378
Capital assets, net	5,777,706	5,777,706	4,676,302	4,676,302
Reclamation deposit	630,000	630,000	605,000	605,000
Investments in public companies [c]	—	306,404	89,205	1,245,317
	43,472,291	44,422,990	51,519,283	53,319,690

Liabilities and shareholders’ equity
Current liabilities	1,319,788	1,319,788	891,527	891,527
Accrued site closure costs	475,603	475,603	443,759	443,759
Capital leases, long term portion	—	—	197,088	197,088
Shareholders’ equity
Share capital [a], [d], [e]	112,565,733	107,453,211	112,404,856	107,292,334
Contributed surplus	4,535,091	4,535,091	3,313,940	3,313,940
Accumulated other comprehensive
income [c]	—	306,404	—	1,236,774
Deficit [e]	(75,423,924)	(69,667,107)	(65,731,887)	(60,055,732)
Total shareholders’ equity	41,676,900	42,627,599	49,986,909	51,787,316
	43,472,291	44,422,990	51,519,283	53,319,690

a)

Mineral property interests

Under Canadian GAAP, the warrants attached to the shares issued as consideration for the acquisition of a mineral property interest [see note 4[a]], were not separately valued. Under US GAAP, the fair market value of the warrants must be recorded as a cost of the mineral property interest, in accordance with FASB Statement No. 123(R).

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

15. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b)

Accrued site closure costs

In 2003 the Company adopted FASB Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143) which is consistent with the provisions of CICA 3110 which the Company also adopted for Canadian GAAP reporting in 2003.  However, US GAAP requires that FAS 143 be adopted on a retroactive basis with a cumulative effect of the accounting change of $240,084 credited to earnings in 2003, whereas Canadian GAAP required retroactive adoption with restatement of prior year financial statements.  The Company’s consolidated statements of loss for the years ended December 31, 2005 and 2004 are the same under US and Canadian GAAP.  The Company’s consolidated balance sheet at December 31, 2005 and 2004 is also the same under US and Canadian GAAP.

c)

Investments in public companies

The Company’s investments in public companies are classified as available-for-sale investments under FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities.  As a result, under US GAAP these investments are recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income.  The fair values of these investments are as follows at December 31:
	2005	2004
	$	$

Eurozinc Mining Corporation	-	1,036,000
Lithic Resources Ltd.	306,404	208,912
Other	-	405
	306,404	1,245,317

The cost base of these investments at December 31, 2005 is $Nil.  At December 31, 2004 the cost base of the Eurozinc investment under US GAAP was $8,138 [2003 - $24,194] which was lower than the Canadian GAAP carrying value.  Due to the lower US GAAP cost base, the gain on sale of Eurozinc shares during the years ended December 31, 2005, 2004 and 2003 is higher under US GAAP than under Canadian GAAP.

d)    Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) and renounce the related income tax deductions to the investors (see note 9(b)).  Under Canadian GAAP in prior years, the full amount of funds received from flow-through share issuances was recorded as share capital.  Under US GAAP, the premium paid for the flow-through shares in excess of the market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Cumberland Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2005

15. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

e)

Share issue costs

Under Canadian GAAP, share issue costs have been charged directly against the deficit but under the U.S. GAAP they must be charged against share capital.

f)  Comprehensive loss

The Company’s comprehensive loss is comprised as follows for the years ended December 31:
	2005	2004	2003
	$	$	$

Net loss, US GAAP	(9,611,375)	(10,372,399)	(12,779,821)
Change in net unrealized gains on available-for-sale investments	(930,370)	(530,347)	1,326,115
Comprehensive loss	(10,541,745)	(10,902,746)	(11,453,706)

g)  Recently issued accounting pronouncements

On December 16, 2004, FASB issued Statement No. 123(R), Share-Based Payment. This standard requires all share based payments (including employee stock options) to be measured at fair value and included in earnings.  Statement 123(R) is effective at the beginning of the first annual reporting period commencing after June 15, 2005.  The adoption of Statement 123(R) did not have a material impact on the Company’s financial statements.

16.  SUBSEQUENT EVENTS

In January 2006, the Company received the $1.5 million option payment from the Meliadine West Operator (see Note 4(c)(v)).

In March 2006, a wholly-owned subsidiary of the Company secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  The bank commitment and the Company’s ability to draw down under the facility are subject to certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  As a result of the receipt of this bank commitment, the Company will be required to issue 125,000 warrants to SG Corporate & Investment Banking in connection with the pre-arranging advisory mandate (see Note 9(c)).  Each warrant will be exercisable for one common share of the Company at an exercise price of 120% of the market price of the Company’s shares on the issue date and will expire four years after the issue date.